

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 4, 2009

Daniel O'Brien
Chief Financial Officer
Flexible Solutions International, Inc.
615 Discovery St.
Victoria, British Columbia, Canada V8T 5G4

      **RE: Flexible Solutions International, Inc.
               Forms 10-KSB & 10-KSB/A for Fiscal Year Ended December 31, 2007
               Forms 10-Q & 10-Q/A for the Fiscal Quarters Ended March 31, 2008,
               June 30, 2008 and September 30, 2008
               File No. 1-31540**

Dear Mr. O'Brien:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief